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                             March 2, 2021

       Christine McCarthy
       Senior Executive Vice President and Chief Financial Officer The Walt Disney Company
       500 South Buena Vista Street
       Burbank, CA 91521

                                                        Re: The Walt Disney
Company
                                                            Form 10-K for
Fiscal Year Ended October 3, 2020
                                                            Filed November 25,
2020
                                                            Form 10-Q for
Fiscal Quarter Ended January 2, 2021
                                                            Filed February 11,
2021
                                                            File No. 001-38842

       Dear Ms. McCarthy:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended January 2, 2021

       Other Matters
       Accounting Policies and Estimates
       Goodwill, Other Intangible Assets, Long-Lived Assets and Investments, page 45

   1. In regard to your Disney Parks, Experiences and Products segment, we note the following:
                                                        (1) over the last three
fiscal quarters through January 2, 2021, revenues are significantly less than those of the
corresponding prior year quarter and segment operating income is negative in each of
those quarters, and (2) disclosures that (i) COVID-19 has most significantly impacted
this segment; (ii) certain parks remain closed or are operating at significantly reduced
capacity, and cruise ship sailings and guided tours have been suspended; (iii)
impacts of COVID-19 on your businesses will continue for an unknown length of time and you
expect COVID-19 to adversely impact your financial results at
 Christine McCarthy
The Walt Disney Company
March 2, 2021
Page 2
         least through fiscal 2021; and (iv) COVID-19 has adversely impacted your net cash flows, and projected cash flows you use to assess fair value of your businesses and assets for purposes of impairment testing are subject to greater uncertainty than normal because of
         COVID-19. It appears there is no discussion concerning impairment associated with this segment.

         In view of the preceding, please explain to us your analysis of impairment of goodwill, other intangible assets and long-lived assets for this segment pursuant to ASC
         350-20-35, 350-30-35 and 360-10-35, as appropriate. In so doing, tell us the reporting
         units included in this segment and whether any have been aggregated for purposes of goodwill impairment testing. Additionally, explain to us the uncertainty associated with the projected cash flows for the total segment and reporting units therein due to COVID-
         19 and how this impacted your analysis. If projected cash flows have been adversely impacted, please tell us the extent and the impact on your analysis.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameChristine McCarthy                         Sincerely,
Comapany NameThe Walt Disney Company
                                                             Division of
Corporation Finance
March 2, 2021 Page 2                                         Office of Trade &
Services
FirstName LastName